Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Expects to Meet or Exceed 3Q Guidance

TAIPEI, Taiwan, September 6, 2012 – GigaMedia Limited (NASDAQ: GIGM) today provided an update to the company’s third-quarter business outlook.

GigaMedia’s third-quarter business outlook is as follows:

•	Net cash proceeds from sales of non-core game studio holdings are anticipated to exceed the previous expectation.

•	Consolidated revenues are expected to exceed the previous estimate on increased revenues from the company’s FunTown online game operations.

•	Gross margin is expected to be in line with the previous estimate.

•	Total operating expenses are anticipated to be in line with the previous estimate.

•	Consolidated operating loss is expected to be in line with expectations and smaller than second-quarter results.

GigaMedia’s third-quarter business outlook was provided in the company’s second-quarter results press release on August 23 and is available at www.gigamedia.com.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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